July 12, 2006

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 6010

Attn: Jeanne Bennett

Re:	Cutera, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the fiscal quarter ended March 31, 2006

Form 8-K dated May 8, 2006

File No. 0-50644

Dear Ms. Bennett:

On behalf of Cutera, Inc. (“Cutera” or the “Company”), we are responding to the Staff’s letter dated June 29, 2006 (the “Comment Letter”), relating to the above-referenced Form 10-K and Form 10-Q. For your convenience we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

Form 10-K for fiscal year December 31, 2005

Financial Statements

Note 10 Segment, Geographic and Major Customer Information, page 66

1.	We see that “rest of world” has grown to 22% of revenue for 2005, rising from 20% in 2004 and 18% in 2003. We read in the MD&A that you have direct sales presence in Australia, Canada, several European countries, and the UK; and distributors in 25 countries. We note the requirement for detailed disclosures of major countries and geographic areas in paragraph 38a of SFAS 131. Please explain to us why it is not necessary to present additional geographic disclosures in future filings.

Securities and Exchange Commission

July 12, 2006

The Company respectfully advises the Staff that under SFAS 131, paragraph 38(a), the geographical information reportable are, “revenue from external customers (1) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.” Further, paragraph 38 also states that, “an enterprise may wish to provide, in addition to the information required by this paragraph, subtotals of geographic information about groups of countries.” In compliance with SFAS 131, in addition to reporting revenue from the United States, the Company reported the one geographic area, Japan, from where it received revenue of $4,842,000, or 6% of its total 2005 revenue. The Company confirms that, despite having a direct presence in Australia, Canada, UK and several European countries, and having an indirect presence in several other foreign countries, revenue from no other single foreign country, or group of countries, aside from Japan, rise to the level of specific disclosure under SFAS 131. The Company confirms, however, that should its revenue from other major countries and geographic areas become material, it will present additional disclosures in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements, page 3

Consolidated Statements of Operations, page 4

2.	Please revise in future filings the table in footnote (1) to remove the caption which currently shows the totals of the stock-based compensation expense amounts presented in the individual income statement line items. We refer you to Section I.C.2 of the 12/1/05 Current Accounting and Disclosures Issues in the Division of Corporation Finance, which can be accessed at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

The Company confirms that it will revise future filings to remove the caption showing the totals of the stock-based compensation expense amounts presented in the individual statement line items.

Securities and Exchange Commission

July 12, 2006

Form 8-K dated May 8, 2006

3.	We note that you present your non-GAAP measures and reconciliation in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted cost of revenue, adjusted gross profit, adjusted sales and marketing expenses, adjusted research and development expenses, adjusted general and administrative expenses, adjusted total operating expenses, adjusted income from operations, adjusted interest and other income, net, adjusted income before income taxes, adjusted provision for income taxes, adjusted net income, and adjusted net income per diluted share, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

The Company confirms that it will remove the complete non-GAAP statement of operations format from future filings. However, the Company plans to supplement the consolidated condensed financial statements presented on a GAAP basis with non-GAAP net income and non-GAAP diluted income per share measures that exclude the impact of the Palomar litigation settlement and stock-based compensation expenses, both net of income taxes. The company believes that these non-GAAP financial measures provide investors with insight into what is used by management to conduct a more meaningful and consistent comparison of the company’s

Securities and Exchange Commission

July 12, 2006

ongoing operating results and trends, compared with historical results. This presentation is also consistent with our internal use of the measure, which we use to measure the performance of ongoing operating results, against prior periods and against our internally developed targets.

The Company plans to include the following reconciliation of GAAP results to non-GAAP net income and non-GAAP diluted income per share in its forthcoming earnings release and 8-K filing that is planned for August 7, 2006.

CUTERA, INC.

NON-GAAP RECONCILIATION OF NET EARNINGS AND DILUTED EARNINGS PER SHARE

(in thousands, except per share data)

(unaudited)

	Three Months	Six Months
	Ended	Ended
	6/30/2006	6/30/2006
GAAP net loss	$	$

Non-GAAP adjustments to net loss
Litigation settlement
Income tax effect of litigation settlement
Stock-based compensation
Income tax effect of stock-based compensation

Total non-GAAP adjustments to net loss

Non-GAAP net earnings	$	$

GAAP diluted net earnings per share	$	$
Non-GAAP adjustments to GAAP diluted loss per share
Net litigation settlement
Stock-based compensation

Non-GAAP diluted net earnings per share	$	$

Weighted-average shares used to compute both GAAP and non-GAAP diluted net earnings per share:

Securities and Exchange Commission

July 12, 2006

4.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

The Company confirms that it will revise future filings to omit the pro forma terminology when referring to its non-GAAP information.

* * *

Additionally, in connection with responding to your comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance in this matter. Should you have any follow-up questions, please call me at (650) 849-3102.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Evan Ng
Evan Ng